SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D. C. 20549



                                                     FORM 11-K

         (Mark One)

            [X]                     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                 For the Period of February 1, 1996 - December 31, 1996


                                                        OR


                         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                                   THE SECURITIES EXCHANGE ACT OF 1934


                    For the Transition Period from ____ to _________________


                                           Commission file number 1-3523



                                            A. Full title of the Plan:

                                           WESTAR SECURITY SERVICES, INC.
                                             401(K) PROFIT SHARING PLAN

                                      B. Name of issuer of the securities held
                                        pursuant to the plan and the address
                                         of its principal executive office:

                             WESTERN RESOURCES, INC.
                             818 Kansas Avenue
                             Topeka, Kansas  66612






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                                                         EIN:  48-1123483
                                                                PN:  001







                                       WESTAR SECURITY SERVICES, INC.

                                        401(K) PROFIT SHARING PLAN

                                   FINANCIAL STATEMENTS FOR THE PERIOD

                                FROM INCEPTION THROUGH DECEMBER 31, 1996

                        TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                                     Report of Independent Public Accountants



To the Investment and Benefits Committee of
Westar Security Services, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of WESTAR SECURITY SERVICES, INC. 401(K) PROFIT SHARING PLAN as of December 31, 1996, the related statement of changes in net assets available for benefits for the period from inception through December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996, and the changes in net assets available for benefits for the period from inception through December 31, 1996, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the period then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Kansas City, Missouri,
June 20, 1997





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                                                             EIN:  48-1123483

                                                                     PN:  001

                                          WESTAR SECURITY SERVICES, INC.

                                             401(K) PROFIT SHARING PLAN

                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                 DECEMBER 31, 1996


ASSETS

INVESTMENTS:
  Vanguard Windsor Fund                             $ 39,225
  Western Resources, Inc. Common
    Stock Fund                                        50,959
  Vanguard Wellington Fund                            15,176
  Vanguard Index Trust 500 Portfolio Fund             20,619
  Vanguard PRIMECAP Fund                              17,810
  Fidelity Magellan Fund                              20,330
  Vanguard Investment Contract Fund                      543
  Vanguard Money Market Reserves, Prime Portfolio        303
  Loan Fund                                              484
                                                    --------

     Total Investments                               165,449

DIVIDENDS RECEIVABLE                                   1,111

NET ASSETS AVAILABLE FOR BENEFITS                   $166,560

                                  Theaccompanying notes to financial  statements
                                     are an integral part of these statements.








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                                                           EIN:  48-1123483
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                                 WESTAR SECURITY SERVICES, INC.

                                  401(K) PROFIT SHARING PLAN

                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                    FOR THE PERIOD FROM INCEPTION THROUGH DECEMBER 31, 1996



NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of period                            $   -

ADDITIONS:
INVESTMENT INCOME-
  Net Appreciation in Fair
    Value of Investments                                      5,973
  Interest                                                      565
  Dividends                                                   9,692
                                                           --------

      Total Investment Income                                16,230

PARTICIPANT CONTRIBUTIONS                                    45,190

      Total Additions                                        61,420

DEDUCTIONS:
BENEFITS PAID                                                (2,697)
OTHER                                                          (150)

      Total Deductions                                       (2,847)

TRANSFERS:
TRANSFERS FROM OTHER PLANS                                  107,987

NET INCREASE                                                166,560

NET ASSETS AVAILABLE FOR
  BENEFITS, end of period                                  $166,560


                                  Theaccompanying notes to financial  statements
                                     are an integral part of these statements.

                                          WESTAR SECURITY SERVICES, INC.

                                            401(K) PROFIT SHARING PLAN

                                           NOTES TO FINANCIAL STATEMENTS

                                                 DECEMBER 31, 1996


(1) PLAN DESCRIPTION:

The following brief description of the Westar Security Services, Inc. 401(k) Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

         (a)  General--In  1995,  Western  Resources,  Inc.  (WRI)  acquired two security service providers, Mobilfone Security of Topeka and Communications & Signaling, Inc. (CSI), which together formed the WRI subsidiary, Westar Security Services, Inc. (the Company). This defined contribution plan was established for employees of the Company effective February 1, 1996.

         All employees, except part-time employees, are eligible to participate in the Plan after ninety days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

         (b) Contributions--Participants are allowed to make elective deferral contributions of between 1% and 14% of taxable wages subject to certain Internal Revenue Code limits. These contributions effectively reduce a participant's taxable wages because they are withheld from earnings on a pre-tax basis. An employee may transfer a qualifying rollover distribution to the Trustee under the Plan subject to terms and conditions of the Plan.

         The Company may make qualified nonelective employer contributions or regular employer contributions at its discretion. In order to share in either employer contribution, the eligible employee must be an employee of the Company on the last day of the Plan year and must have completed 1,000 hours of service during the Plan year.

         Participants are fully vested in elective deferral contributions, qualified nonelective employer contributions, and amounts representing qualifying rollover distributions.

         (c)   Investment   Funds--Participants   may   elect   to  have   their
         contributions and the Company's qualified non-elective contributions invested in the funds listed below, excluding the Loan Fund.

         The Vanguard Investment Contract Trust seeks to preserve the value of an investment and provide an attractive level of interest by investing in investment contracts issued by financial institutions and in contracts backed by high-quality bonds and bond mutual funds.

         The Vanguard/Windsor Fund is a diversified equity fund invested in equity securities providing dividend and capital appreciation income.

         The Vanguard Money Market Reserves, Prime Portfolio is a money market fund invested in commercial paper and certificates of deposit.

         The Western Resources, Inc. Common Stock Fund provides the possibility of long-term growth through increases in the value of the stock and the reinvestment of its dividends. A portion of the fund may also be invested in cash reserves, such as money market instruments, to accommodate daily transactions.

         The Loan Fund is a conduit for the distribution and repayment of loan proceeds. The investments in the fund represent loans due from participants.

         The Vanguard/Wellington Fund is a balanced fund which invests in stocks for potential capital growth and dividend income and in bonds for current income potential and conservation of principal.

         The Vanguard Index Trust-500 Portfolio is a growth and income fund which seeks to provide long-term capital growth. The Vanguard Index Trust-500 Portfolio attempts to provide investment results that correspond to the price and yield performance of publicly traded stocks, in the aggregate, as represented by the Standard & Poor's Composite Stock Price Index.

         The Vanguard/PRIMECAP Fund is a growth fund seeking long-term growth of capital by investing principally in a portfolio of common stocks.

         The Fidelity Magellan Fund is a diversified equity fund invested in equity securities providing long-term capital appreciation.

         The above funds are managed by Vanguard Fiduciary Trust Company except the Fidelity Magellan Fund which is managed by Fidelity Investments
         Institutional Services Company. All investments are stated at quoted market values, except as follows. Investments in Vanguard Investment Contract Trust and Vanguard Money Market Reserves, Prime Portfolio are stated at cost which approximates market value as determined by Vanguard Fiduciary Trust Company. Investments in the Loan Fund are stated at face value.

         (d) Loans to Participants--In accordance with Plan provisions participants are permitted to borrow a specified portion of the vested balances in their individual accounts. Loans are evidenced by promissory notes payable to the Plan.

         (e) Income Taxes--The Plan has not yet obtained a determination letter from the Internal Revenue Service. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, no provision for income taxes has been included in these financial statements.

         (f) Plan Termination--The Company is free to terminate the Plan at any time.

(2) SIGNIFICANT ACCOUNTING POLICIES:

         (a) Basis of Accounting--The Plan's financial statements are maintained on the accrual basis. Employee contributions are accrued as the employees' salaries are earned. Upon retirement, death, disability or termination of employment, all vested balances are paid to the participant or his beneficiaries in accordance with Plan terms.

         (b) Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         (c) Participant Accounts--A separate account is maintained for each participant. Allocations to participant accounts for employee contributions are made when the contributions are received by the trustee. Allocations to participant accounts for the net of interest dividends, realized and unrealized changes in investment market value and Plan expenses are made when such amounts are earned or incurred.

         Forfeitures arise when participants leave the Plan before any discretionary Company contributions become fully vested. Forfeitures are reallocated to the accounts of all participants entitled to share in the employer contribution.

         (d) Administrative Expenses--All administrative expenses of the Plan are paid by the Company with the exception of loan administrative charges which will be paid by the participants. The Company has no continuing obligation to pay these expenses.

(3) ASSET TRANSFERS:

The accounts of participants who change employment status and new employees with assets in previous employers' qualified plans are transferred into the Plan in accordance with Plan provisions.

(4) FUND INFORMATION:

The following tables present changes in net assets available for benefits in fund detail for December 31, 1996.


                                                     Period Ended December 31, 1996


                                                                   Money           Company
                                 Investment                        Market          Common
                                  Contract        Windsor         Reserves         Stock          Loans

ADDITIONS

Investment Income:
  Net appreciation
    (depreciation) in fair
    value of investments        $      -        $     2,181     $      -        $       602     $    -
  Interest                               13            -                 30             505            17
  Dividends                            -              3,660            -                734          -
                                 ----------      ----------      ----------      ----------      -----

                                         13           5,841              30           1,841            17
                                 ----------      ----------      ----------      ----------      --------

Participant Contributions               530           7,862             580          15,562          -
                                 ----------      ----------      ----------      ----------      -----

   Total additions                      543          13,703             610          17,403            17
                                 ----------      ----------      ----------      ----------      --------

DEDUCTIONS

Benefits Paid                          -                (12)         (1,193)           (420)         -
Other                                  -               -               -               -             -
                                 ----------      ----------      ----------      ----------      -----
   Total deductions                    -                (12)         (1,193)           (420)         -
                                 ----------      ----------      ----------      ----------      -----

Net increase (decrease)
  prior to transfers                    543          13,691            (583)         16,983            17

TRANSFERS

Interfund Transfers                    -               -               -               (370)          467
Transfers-other plans                  -             25,534             886          34,346          -
                                 ----------      ----------      ----------      ----------      -----

  Total transfers                      -             25,534             886          33,976           467
                                 ----------      ----------      ----------      ----------      --------

  Net Increase                          543          39,225             303          50,959           484

Net assets available for benefits:
    Beginning of period                -               -               -               -             -
                                 ----------      ---------       ----------      ----------      -----

    End of period               $       543     $    39,225     $       303     $    50,959     $     484
                                 ==========      ==========      ==========      ==========      ========


                                                                (Continued)





                                                     Period Ended December 31, 1996


                                                               Index Trust
                                                                   500
                                               Wellington       Portfolio        PRIMECAP         Magellan
ADDITIONS

Investment Income:
  Net appreciation
    (depreciation) in fair
    value of investments                       $       427     $    2,105      $    1,451       $      (793)
  Interest                                            -              -               -                 -
  Dividends                                            943            307             504             2,433
                                                ----------      ---------       ---------        ----------

                                                     1,370          2,412           1,955             1,640
                                                ----------      ---------       ---------        ----------

Participant Contributions                            3,875          6,325           5,091             5,365
                                                ----------      ---------       ---------        ----------

   Total additions                                   5,245          8,737           7,046             7,005
                                                ----------      ---------       ---------        ----------

DEDUCTIONS

Benefits paid                                          (13)           (12)           (365)             (682)
Other                                                 (150)          -               -                 -
                                                ----------      ---------       ---------        -------
Total deductions                                      (163)           (12)           (365)             (682)
                                                ----------      ---------       ---------        ----------

Net increase (decrease)
  prior to transfers                                 5,082          8,725           6,681             6,323

TRANSFERS

Interfund transfers                                    (97)          -               -                 -
Transfers-other plans                               10,191         11,894          11,129            14,007
                                                ----------     ----------      ----------        ----------

  Total transfers                                   10,094         11,894          11,129            14,007
                                                ----------     ----------      ----------        ----------

  Net increase                                      15,176         20,619          17,810            20,330

Net assets available for benefits:
    Beginning of period                               -              -               -                 -
                                                ----------     ----------      ----------        -------

    End of period                              $    15,176    $    20,619     $    17,810       $    20,330
                                                ==========     ==========      ==========        ==========






                                              Period Ended December 31, 1996


                                                Other            Total
ADDITIONS
Investment Income:
  Net appreciation
    (depreciation) in fair
    value of investments                       $      -        $    5,973
  Interest                                            -               565
  Dividends                                          1,111          9,692
                                                ----------      ---------

                                                     1,111         16,230

Participant Contributions                             -            45,190
                                                ----------      ---------

   Total additions                                   1,111         61,420
                                                ----------      ---------

DEDUCTIONS

Benefits paid                                         -            (2,697)
Other                                                 -              (150)
                                                ----------      ---------
Total deductions                                      -            (2,847)
                                                ----------      ---------

Net increase (decrease)
  prior to transfers                                 1,111         58,573

TRANSFERS

Interfund Transfers                                   -              -
Transfers-other plans                                 -           107,987
                                                ----------     ----------

  Total transfers                                     -           107,987
                                                ----------     ----------

  Net increase                                       1,111        166,560

Net assets available for benefits:
    Beginning of period                               -              -
                                                ----------     -------

    End of period                              $     1,111    $   166,560
                                                ==========     ==========












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                                          WESTAR SECURITY SERVICES, INC.

                                            401(K) PROFIT SHARING PLAN

                            LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                 DECEMBER 31, 1996

                                           Number                   Current
           Description                    of Units       Cost        Value

Vanguard/Windsor Fund                    2,364.4049    $ 37,045    $  39,225

Vanguard Money Market Reserves,
  Prime Portfolio                          303.1100         303          303

Vanguard/Wellington Fund                   580.3545      14,749       15,176

Vanguard Index Trust 500 Portfolio         298.1323      18,514       20,619

Vanguard/PrimeCap Fund                     592.0839      16,366       17,810

Fidelity Magellan Fund                     252.0706      21,102       20,330

Vanguard Investment Contract Trust         543.0000         543          543

Participant Loan at 8.25% Interest Rate                     484          484

*Western Resources, Inc. Common Stock    1,650.5087      50,296       50,959
                                                       --------     --------

    Total Investments                                  $159,402     $165,449
                                                       ========     ========


*Investment with party-in-interest to the Plan.


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                                                              EIN:  48-1123483
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


                                          WESTAR SECURITY SERVICES, INC.

                                            401(K) PROFIT SHARING PLAN


                                  LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                                      FOR THE PERIOD ENDED DECEMBER 31, 1996



                                          Type of                             Dollar             Net Gain
         Investment                     Transaction         Number             Value              (Loss)
                                                                                (1)

Magellan Fund                            Purchases             50             $ 21,746            $   -
                                         Sales                  3                  624              (59)

Vanguard/Wellington Fund                 Purchases             41               14,103                -
                                         Sales                  3                  298                3

Vanguard/PrimeCap Fund                   Purchases             49               16,600                -
                                         Sales                  3                  242                4

Vanguard/Windsor Fund                    Purchases             46               37,057                -
                                         Sale                   1                   12                -

Vanguard Investment Contract             Purchases             43                  547                -
  Trust                                  Sale                   1                    6                -

Vanguard Money Market Reserves,          Purchases             75               47,459                -
  Prime Portfolio                        Sales                 25               47,164                -

Vanguard Index Trust 500                 Purchases             42               18,219                -
  Portfolio                              Sale                   1                   13                1

Western Resources, Inc.                  Purchases             27               51,958                -
  Stock Fund                             Sales                  2                  815             (139)



(1) Amount shown in this column is cost of purchases or proceeds from sales.

                                                    SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Benefits Committee for the Westar Security Services, Inc. 401(k) Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            WESTAR SECURITY SERVICES, INC.
                                            401(K) PROFIT SHARING PLAN

By:

       Signature                Title                    Date


S. L. Kitchen                  Chairman              June 27, 1997



Ira W. McKee, Jr.              Member                June 27, 1997



John K. Rosenberg              Member                June 27, 1997



Kenneth T. Wymore              Member                June 27, 1997



David E. Roth                  Member                June 27, 1997

                                                   EXHIBIT INDEX


Exhibit
Number                     Description of Documents                   Page




  23 Consent of Independent Public Accountants (filed electronically)




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